SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

May 10, 2005

The Registrant is pleased to announce that its subsidiary, Minco Silver Corporation, has completed the sale of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000.  A total of 1,876,000 Special Warrants were sold on a brokered basis through Minco Silver’s agent, First Associates Investments Inc., and the remaining 2,400,000 Special Warrants were sold by Minco Silver on a non-brokered basis.

Each Special Warrant entitles the holder, upon the exercise or deemed exercise thereof and without payment of any additional consideration therefor, to be issued one common share of Minco Silver during the period (the “Exercise Period”) ending on the date which is the earlier of: (i) May 9, 2006; or (ii) the fifth business day after the day on which an MRRS decision document is issued to Minco Silver by securities regulators for a final prospectus (“Prospectus”) qualifying the conversion of the Special Warrants.  If Minco Silver fails to obtain an MRRS decision document for the Prospectus by November 9, 2005 then the holder will be entitled to receive 1.2 Shares in lieu of the one common share which the holder would otherwise be entitled to upon the exercise or deemed exercise of the Special Warrants.  If any Special Warrants have not been voluntarily exercised prior to the end of the Exercise Period then such Special Warrants will be deemed to have been exercised by the holder thereof immediately prior to the end of the Exercise Period.

Pursuant to the Prospectus, Minco Silver also intends to issue, by way of initial public offering, an additional 800,000 common shares at a price of $1.25 per share for gross proceeds of $1,000,000.  First Associates Investments Inc. has also agreed to serve as agent in respect of the initial public offering.  In consideration for services rendered as agent, First Associates Investments Inc. and members of its selling group received aggregate cash commission equal to 8% of the gross proceeds raised on the brokered portion of the Special Warrant placement.  First Associates was also paid an underwriting fee of $15,000 in connection with the brokered offering.

Minco Silver also issued Compensation Options to First Associates and members of its selling group entitling them, upon the exercise or deemed exercise thereof and without payment of any additional consideration, to be issued Share Purchase Warrants of Minco Silver.  It is intended that issuance of the Share Purchase Warrants pursuant to the Compensation Options be qualified under the Prospectus.  The Share Purchase Warrants will entitle the agents to purchase an aggregate of 187,600 common shares of Minco Silver for a term of 18 months following the closing of the initial public offering under the Prospectus, exercisable at a price of $1.25 per common share during the first 12 months of the term and at a price of $1.50 per common share during the last 6 months of the term.

2.

Exhibits

2.1

News Release dated May 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    May 10, 2005

William Meyer

Director and Chairman

(Page 3)

Exhibit 2.1

TSX: MMM
For Immediate Release	May 10, 2005

NEWS RELEASE

MINCO SILVER ANNOUNCES COMPLETION OF PRIVATE PLACEMENTS

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to announce that its subsidiary, Minco Silver Corporation, has completed the sale of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000.  A total of 1,876,000 Special Warrants were sold on a brokered basis through Minco Silver’s agent, First Associates Investments Inc., and the remaining 2,400,000 Special Warrants were sold by Minco Silver on a non-brokered basis.

Each Special Warrant entitles the holder, upon the exercise or deemed exercise thereof and without payment of any additional consideration therefor, to be issued one common share of Minco Silver during the period (the “Exercise Period”) ending on the date which is the earlier of: (i) May 9, 2006; or (ii) the fifth business day after the day on which an MRRS decision document is issued to Minco Silver by securities regulators for a final prospectus (“Prospectus”) qualifying the conversion of the Special Warrants.  If Minco Silver fails to obtain an MRRS decision document for the Prospectus by November 9, 2005 then the holder will be entitled to receive 1.2 Shares in lieu of the one common share which the holder would otherwise be entitled to upon the exercise or deemed exercise of the Special Warrants.  If any Special Warrants have not been voluntarily exercised prior to the end of the Exercise Period then such Special Warrants will be deemed to have been exercised by the holder thereof immediately prior to the end of the Exercise Period.

Pursuant to the Prospectus, Minco Silver also intends to issue, by way of initial public offering, an additional 800,000 common shares at a price of $1.25 per share for gross proceeds of $1,000,000.  First Associates Investments Inc. has also agreed to serve as agent in respect of the initial public offering.  In consideration for services rendered as agent, First Associates Investments Inc. and members of its selling group received aggregate cash commission equal to 8% of the gross proceeds raised on the brokered portion of the Special Warrant placement.  First Associates was also paid an underwriting fee of $15,000 in connection with the brokered offering.

Minco Silver also issued Compensation Options to First Associates and members of its selling group entitling them, upon the exercise or deemed exercise thereof and without payment of any additional consideration, to be issued Share Purchase Warrants of Minco Silver.  It is intended that issuance of the Share Purchase Warrants pursuant to the Compensation Options be qualified under the Prospectus.  The Share Purchase Warrants will entitle the agents to purchase an aggregate of 187,600 common shares of Minco Silver for a term of 18 months following the closing of the initial public offering under the Prospectus, exercisable at a price of $1.25 per common share during the first 12 months of the term and at a price of $1.50 per common share during the last 6 months of the term.

Proceeds from the Special Warrant placement will be fund its silver exploration projects in China and for general working capital purposes.

“William Meyer”

For further information, please contact William Meyer, P.Eng. Chairman of the Board at Minco at

1-888-288-8288 or (604) 688-8002

info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.